
LOGIC PRODUCTS

SeedInvest Corporate Q&A Video
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Logic Products Logo & Group Product Shot	**Opening Frame for 3 Seconds**
------------------------DISCLAIMER------------------------	
This video may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.	**Disclaimer must run for opening 4 seconds and take up 70% of the frame. This can be slightly transparent, light color against the background**
------------------------QUESTION #1------------------------	
My name is Jill Taft and I am the Founder and CEO of Logic Products. **It all started with an itch and an idea when my daughter came home from school with a severe case of head lice. I ran to the pharmacy and grabbed the only lice treatment**	**1) What is Logic Products, and why did you start the company?**


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product I could find, an over-the-counter lice shampoo.

When I got home, I quickly read the directions, and applied it to my daughter's head. She had an immediate adverse reaction to it, and upon further inspection, I noticed live lice were still scurrying around her hair and scalp. Needless to say, I was horrified and my daughter was now in tears.

I asked myself at that moment, where is the *logic* behind this product? Is the best that I can find? And is this the best that I can do for my family?

After examining the fine print on the bottle I felt guilty that I used a harsh pesticide based product on my daughter. I promised myself that going forward, I would only use products that made sense for the health of my family, and that I would be a *lot* more careful.

I started to talk to other moms and learned many had similar issues and they too were unable to successfully rid their kids of lice. So, I began to research head lice treatment and consulted with entomologists and leading green chemists. I was on a quest and determined to create the most effective, safe, and non-toxic lice eliminating and lice prevention products so other moms and I would never find us in this situation again.

That one experience started my obsession to find a better way, and create non-toxic products that actually works.

What started out as LiceLogic, organically evolved into Logic Products. Mothers from all over the country started to call to say how much they loved and trusted LiceLogic,


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and they wanted us to make additional, more mainstream products for their families too, including their dogs!

I am now motivated every day by the mission I unwittingly started when I decided to create my first line LiceLogic - right out of my kitchen sink!

Logic Products quickly grew into four lifestyle brands of non-toxic products, to meet our customers' demands of living a more eco-conscious and healthy lifestyle.

-------------------------QUESTION #2-------------------------

2) What type of products do you have?

Logic Products now consists of four eco friendly interconnected brands made with natural plant based ingredients:

TotLogic – sulfate free body, bath and hair care for babies, kids and anyone with sensitive skin.

LiceLogic – pesticide free and enzyme based, non-toxic head lice treatment and lice prevention products.

BarkLogic – sulfate free and non-toxic grooming and clean up products for dogs of all breeds, including puppies.

Natural HomeLogic – a non-toxic and eco-friendly line of plant based cleaning products.

Each brand was created with a purpose in mind: To provide eco friendly and non-toxic solutions for busy moms, families, and everyone looking for eco friendly and safe products made with high quality natural plant based


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ingredients.

------------------------QUESTION #3------------------------

3) What makes your products unique?

Logic Products are eco friendly and void of harsh ingredients. They are plant and mineral based and do not contain unnecessary synthetic or petroleum based ingredients All Logic products are naturally scented with essential oils and do not contain artificial perfumes, dyes or colors.

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4) Who is your main consumer?

Our main customers are women, mothers and pet owners. Women make 73% of household purchasing decisions for their families and Eco-Aware mothers hold $1.7 Trillion in buying power.

Our base of core customers are educated consumers seeking out the best in safe, effective, and eco friendly products. They are no longer happy with what they grew up with in their parent's cupboards, and are now moving away from the larger well–known, traditional CPG brands with harsh and undisclosed ingredients made overseas. They are now searching for healthier and greener products, weather it be food, personal care, pet care and household cleaning products.

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5) Where are the products sold?

Logic Products were initially launched nationally on Amazon and sold through Amazon's FBA program. Our products are now on e-commerce marketplaces such as Amazon, Jet, Soap, Diapers, Quidsi, Wag, Walmart, iHerb,


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Petco.com and our own branded website logicproducts.com.

By being e-commerce driven, it has allowed us to take advantage of a very low cost-per-customer acquisition cost, by bringing our products to consumers in environments where they are pre-disposed to purchasing. Moreover, by working with large existing marketplaces like Amazon, we can have the widest possible footprint and offer our products nationwide with overnight, two day, and in some cases, same day delivery

Additionally, our BarkLogic product line is sold nationally in all Unleashed by Petco stores, and select Petco stores.

We also sell our LiceLogic product lines nationally to professional lice salons and lice removal clinics, as well as to children's hair salons. In December of 2016 we introduced our four lines internationally through Amazon Europe where we are just beginning to see initial sales in 22 European countries.


------------------------QUESTION #6------------------------

6) How have you grown the company to date and what do you feel are your major accomplishments

Logic Products has grown organically to date, primarily through word of mouth, mom bloggers, social media, and quite literally one customer at a time. Our consumers are passionate about using safe and effective non–toxic products and willingly share their knowledge, experience, and thoughts with family and friends.

Until last year, I was the only full time employee, yet we've sold over $2.7M worth of Logic Products since inception with revenue increasing 115% Year over Year. Moreover,


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we accomplished all of this will few resources for inventory, marketing or distribution.

As well, we saw a 66% growth in sales revenue through Amazon between 2014 and 2016 and currently ranked at the top 1% of all rated sellers with a 4.9 star rating along with a 100% positive customer ranking.

In 2016 our revenue was broken down at approximately 58% ecommerce and 41% wholesale.

By removing the middleman, we've kept our blended gross margins for products between 65% to 90%, which also allows us to control our brand pricing and have a direct relationship with our customers.

-------------------------QUESTION #7-------------------------

7) What are you planning to use the funds you raise from the marketplace for?

This will be Logic Products first growth fund raise, where we will be allocating approximately 35% toward deeper inventory to answer our growing consumer demand, 30% toward targeted digital marketing and promotion and the remainder toward operations and by adding key personnel to support our growth.

Going forward with these resources, we will be focusing on four key areas for Logic Products: Online Marketplaces, Brand Development, Retail Sales and the many international opportunities that continue to come our way, which we have yet to activate on.

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10) What do you want to say before

Our high quality products sell and Logic Products is now at


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a key inflection point of our growth, as we've already established brand recognition with a glowing consumer reputation and successfully positioned ourselves with the growing natural products industry. **And now our goal is to have investors, customers, and the public become partners in Logic Product's success, to grow Logic Products into the next big "small" household brand. Please join us on our journey to do well by doing good and spreading the benefits of using non-toxic and eco friendly products made with natural plant based ingredients!**	**this Q&A ends?**
-------------------------End Frames------------------------ *For More Information Visit* *logicproducts.com / invest* *(Logic Products Logo)*	**Final Frame Fade to Black**